RHOMBIC CORPORATION
                          11811 North Tatum Blvd. #3031
                                Phoenix, Arizona
                                  602 953 7702

July 24, 2001

Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re: Rhombic CorporationFile Number 333-63376
         Form SB-2 Registration Statement

Dear Sir or Madam,

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby apply on behalf of Rhombic Corporation. (the "Registrant") to withdraw the Registrant's Form SB-2 Registration Statement File No. 333-63376, filed with the Commission on June 20, 2001. The Registrant is applying for such withdrawal because the Form SB-2 Registration Statement is no longer applicable to the company and a new Registration Statement will be filed in the near future which will better serve the Registrant's needs. No securities were sold in connection with the offering.

     Thank you for your anticipated assistance in this matter. Please contact the undersigned with any questions concerning this application or our attorney, Mr. Carl Ranno at (602) 493-0369.

                                   Sincerely,

                                   By: /s/ Roger Duffield

                                   Roger Duffield, President